UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Organogenesis Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68621F102

(CUSIP Number)

Lori Freedman

Chief Administrative and Legal Officer

Organogenesis Holdings Inc.

85 Dan Road

Canton, MA 02021

Tel: (781) 575-0775

With a copy to:

William R. Kolb

Ryan M. Rourke Reed

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D	Page 2 of 19 Pages

1.	Names of Reporting Persons. Alan A. Ades
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,188,363 Shares
	8.	Shared Voting Power 11,131,474 Shares
	9.	Sole Dispositive Power 11,188,363 Shares
	10.	Shared Dispositive Power 11,131,474 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,319,837 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 3 of 19 Pages

1.	Names of Reporting Persons Albert Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,789,024 Shares
	8.	Shared Voting Power 11,131,474 Shares
	9.	Sole Dispositive Power 6,789,024 Shares
	10.	Shared Dispositive Power 11,131,474 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,920,498 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 4 of 19 Pages

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,994,161 Shares
	8.	Shared Voting Power 1,418,680 Shares
	9.	Sole Dispositive Power 10,994,161 Shares
	10.	Shared Dispositive Power 1,418,680 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,412,841 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 5 of 19 Pages

1.	Names of Reporting Persons. Dennis Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,314,517 Shares
	8.	Shared Voting Power 8,729,184 Shares
	9.	Sole Dispositive Power 1,314,517 Shares
	10.	Shared Dispositive Power 8,729,184 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,043,701 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 6 of 19 Pages

1.	Names of Reporting Persons. Starr Wisdom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68621F102	13D	Page 7 of 19 Pages

1.	Names of Reporting Persons. Organo PFG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,279,490 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,279,490 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,279,490 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 8 of 19 Pages

1.	Names of Reporting Persons. Organo Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,851,984 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,851,984 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,851,984 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 9 of 19 Pages

1.	Names of Reporting Persons. Alan Ades 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,075,865 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,075,865 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,865 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 10 of 19 Pages

1.	Names of Reporting Persons. Albert Erani Family Trust dated 12/29/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 11 of 19 Pages

1.	Names of Reporting Persons. Dennis Erani 2012 Issue Trust dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,382,031 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,382,031 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,382,031 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 12 of 19 Pages

1.	Names of Reporting Persons. GN 2016 Family Trust u/a/d August 12, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,418,680 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,418,680 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,418,680 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 13 of 19 Pages

1.	Names of Reporting Persons. GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,761,320 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,761,320 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,761,320 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 14 of 19 Pages

1.	Names of Reporting Persons. RED Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,784,024 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,784,024 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,784,024 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	Page 15 of 19 Pages

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 27, 2019, Amendment No. 2 to the statement on Schedule 13D filed on November 19, 2020, Amendment No. 3 to the statement on Schedule 13D filed on May 11, 2021, Amendment No. 4 to the statement on Schedule 13D filed on June 1, 2021, Amendment No. 5 to the statement on Schedule 13D filed on December 17, 2021 and Amendment No. 6 to the statement on Schedule 13D filed on December 30, 2021 (such Schedule 13D and amendments, the “Original Statement”), on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016, GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 and RED Holdings, LLC (collectively, the “Group”). The Original Statement, as amended by this Amendment No. 7 (the “Statement”), relates to the shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 7 amends the Original Statement as specifically set forth herein. Except as set forth in this Amendment No. 7, all previous Items in the Original Statement remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby supplemented to include the following information:

On November 12, 2024, certain of the Reporting Persons entered into Stock Repurchase Agreements with the Issuer, pursuant to which the Issuer agreed to purchase Shares held by the Reporting Person at a price of $3.1597 per share (the “Repurchase”), which represents the 10-day trailing volume weighted average price per Share as of market close on November 11, 2024, in the amounts set forth in the table below.

Reporting Person	Number of Shares Repurchased
Alan A. Ades	294,000
Albert Erani	224,668
Glenn H. Nussdorf	2,550,822
A. Ades GRAT	3,761,909
RED Holdings	590,332

Total	7,421,731

CUSIP No. 68621F102	Page 16 of 19 Pages

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Original Statement is hereby amended and restated as follows:

“The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 125,154,771 Shares, which reflects the number of Shares reported as outstanding on November 5, 2024 in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024, reduced by the number of Shares subject to the Repurchase. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of November 14, 2024 and give effect to the Repurchase. The cover page to this Statement for each Reporting Person is incorporated by reference in its entirety into this Item 5.

(a) Alan A. Ades is the beneficial owner of a total of 22,319,837 Shares, representing approximately 17.8% of the outstanding Shares and consisting of (i) 8,112,498 Shares held by Alan Ades, (ii) 3,075,865 Shares held by the A. Ades GRAT, (iii) 8,279,490 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Albert Erani is the beneficial owner of a total of 17,920,498 Shares, representing approximately 14.3% of the outstanding Shares and consisting of (i) 5,000 Shares held by Albert Erani, (ii) 6,784,024 Shares held by RED Holdings, (iii) 8,279,490 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Dennis Erani is the beneficial owner of a total of 10,043,701 Shares, representing approximately 8.0% of the outstanding Shares and consisting of (i) 1,314,517 Shares held by Dennis Erani, (ii) 8,382,031 Shares held by the D. Erani Trust and (iii) 347,153 Shares held by the Purchasing Trust. Susan Erani, who is Dennis Erani’s spouse, and Mr. Nussdorf are co-trustees of the Purchasing Trust.

Glenn H. Nussdorf is the beneficial owner of a total of 12,412,841 Shares, representing approximately 9.9% of the outstanding Shares and consisting of (i) 232,841 Shares held by Mr. Nussdorf, (ii) 1,418,680 Shares held by the GN Trust and (iii) 10,761,320 Shares held by the GN GRAT.

Starr Wisdom is the beneficial owner of a total of 20,000 Shares, representing approximately 0.0% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 8,279,490 Shares, representing approximately 6.6% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 2.3% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

The A. Ades GRAT is the beneficial owner of a total of 3,075,865 Shares, representing approximately 2.5% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust does not beneficially own any Shares. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 8,382,031 Shares, representing approximately 6.7% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani’s spouse, and David Peretz are co-trustees of the D. Erani Trust.

CUSIP No. 68621F102	Page 17 of 19 Pages

The GN Trust is the beneficial owner of a total of 1,418,680 Shares, representing approximately 1.1% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 10,761,320 Shares, representing approximately 8.6% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.

RED Holdings is the beneficial owner of 6,784,024 Shares, representing approximately 5.4% of the outstanding Shares. RED Holdings holds all such Shares directly. Albert Erani is the sole manager of RED Holdings and the 2021 RED Trust is the sole member of RED Holdings.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.”

Paragraph (c) of Item 5 of the Original Statement is hereby amended and restated as follows:

“ (c) Except for the Repurchase, none of the members of the Group has effected any transactions in Shares during the past 60 days.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is supplemented as follows:

“The information set forth in or incorporated by reference in Items 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby supplemented as follows:

Exhibit No.	Exhibit

99.18	Stock Repurchase Agreement, dated November 12, 2024 by and between the Issuer and Alan A. Ades.

99.19	Stock Repurchase Agreement, dated November 12, 2024 by and between the Issuer and Albert Erani.

99.20	Stock Repurchase Agreement, dated November 12, 2024 by and between the Issuer and Glenn H. Nussdorf.

99.21	Stock Repurchase Agreement, dated November 12, 2024 by and between the Issuer and the Alan Ades 2014 GRAT.

99.22	Stock Repurchase Agreement, dated November 12, 2024 by and between the Issuer and RED Holdings, LLC.

[signature page follows]

CUSIP No. 68621F102	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 14, 2024

ALAN A. ADES

	By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

ALBERT ERANI

	By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

DENNIS ERANI

	By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

GLENN H. NUSSDORF

	By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

STARR WISDOM

	By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

ORGANO PFG LLC

	By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

CUSIP No. 68621F102	Page 19 of 19 Pages

ORGANO INVESTORS LLC

By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

ALAN ADES 2014 GRAT

By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

ALBERT ERANI FAMILY TRUST DATED 12/29/2012

By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

DENNIS ERANI 2012 ISSUE TRUST DATED 12/20/12

By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

GN 2016 FAMILY TRUST U/A/D AUGUST 12, 2016

By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

GN 2016 ORGANO 10-YEAR GRAT U/A/D SEPTEMBER 30, 2016

By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact

RED HOLDINGS, LLC

By:	/s/ William R. Kolb, Attorney-in-fact
William R. Kolb, Attorney-in-fact